Filed by Twilio Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-37806

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Date: October 15, 2018

The following is a conference call script for Twilio Inc. investors regarding the strategic transaction, which was made available on Twilio’s website on October 15, 2018.

Greg Kleiner, Twilio VP of Investor Relations & Treasurer

Thank you.  Good afternoon everyone and thank you for joining us on such short notice.  As you’ve seen by now, we’ve announced the signing today of a definitive agreement to acquire SendGrid.  Joining me today to discuss the transaction are Jeff Lawson, Twilio’s Co-Founder and CEO, Sameer Dholakia, SendGrid’s CEO, and Lee Kirkpatrick, Twilio’s CFO.

Please note that both companies are still in the quiet period post the third quarter and will report earnings on November 6th.  We will not be discussing third quarter results for either company at this time beyond the commentary provided in the announcement press release issued earlier today.  In addition, since the acquisition is not expected to close until the first half of 2019, we will not be providing detailed guidance for the combined entity at this point.

Some of our discussion and responses to your questions may contain forward-looking statements including, but not limited to, statements regarding our future performance, including our market opportunity and market trends, the anticipated benefits from the proposed combination, our ability to integrate the companies, customer adoption of our products, the benefits from our business model, our delivery of new products or product features, and our ability to execute on our combined vision.  Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements.

All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Twilio believes these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Finally, the discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any offer materials that Twilio and its acquisition subsidiary will file with the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction involving Twilio and SendGrid will be submitted to the stockholders of Twilio and SendGrid for their consideration. In connection with the proposed transaction between Twilio and SendGrid, Twilio intends to file a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof, and each of Twilio and SendGrid will mail the joint proxy statement/prospectus to their respective stockholders. This report is not a substitute for the Registration Statement and joint proxy statement/prospectus that Twilio and SendGrid will file with the SEC or any other documents that Twilio or SendGrid may file with the SEC, or send to stockholders of Twilio or SendGrid, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING DECISION, TWILIO’S AND SENDGRID’S RESPECTIVE INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the joint proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Twilio or SendGrid with the SEC through the website maintained by the SEC at www.sec.gov. They may also be obtained for free by contacting Twilio Investor Relations by email at ir@twilio.com or by phone at 415-801-3799 or by contacting SendGrid Investor Relations by email at ir@sendgrid.com or by phone at 720-588-4496, or on Twilio’s and SendGrid’s websites at www.investors.twilio.com and www.investors.sendgrid.com, respectively.

I’ll now turn the call over to Jeff.

Jeff Lawson, Twilio Co-Founder & CEO

Thanks Greg and welcome everyone.

We are incredibly excited to announce this proposed acquisition.  The rationale is quite simple - by adding the leading email API provider to the Twilio family, we believe we can create the unquestioned platform of choice for developers and businesses looking to transform their customer engagement.  This is an important day for the employees, customers, and shareholders of both companies as the combined company can accomplish this mission much faster than either could accomplish on their own.

The two companies have a great deal in common.  We share the same vision, the same model, and the same values.

We share the same vision to create powerful communications experiences for businesses by enabling developers to easily embed communications into the software they are building.  Ultimately, our mission —  to fuel the future of communications — requires us to power all of the key communication channels for our customers.

We started Twilio by building voice, then sms, video, web and mobile chat, channels like FaceBook Messenger, and WhatsApp and more.  Along the way, email has always been something that customers have asked us about.  And we’ve always realized its importance - as a vital communications channel for companies around the world - the TAM is currently estimated at over $10 billion.

Since the launch of the Engagement Cloud, we are increasingly having higher level, more strategic conversations with executives about how to reinvent their customer engagement.  And more often, these discussions are touching upon email as well.  This has become even more apparent since the launch of Flex, our contact center application platform, as email is consistently one of the top requests from customers in our Beta program.  Throughout the years, we’ve always seen SendGrid, doing an amazing job for their customers and in the developer community, so it’s a natural extension of our strategy.

We share the same model as well.  It starts by empowering the developer through a low-friction, go-to-market model.  You can see the power of this in our financial statements, but it also shows in the developer community.  I’m very proud of the reputation that we’ve built over the years with developers through an open, honest, and authentic engagement model - and I think it’s fair to say that one of the few companies that has also succeeded in winning the hearts and minds of developers is SendGrid.

The parallel in our models also extends to the evolution of our products as well.  We started with the Programmable Communications Cloud, and then evolved to add the Engagement Cloud to drive higher level functionality - still in a programmable way.  SendGrid did the same. They started with an email API, and are now adding value to their customers at a higher level through a marketing campaigns product. The alignment of our products is remarkable - both at the Programmable Communication Cloud layer - and at the higher level Engagement Cloud layer as well.

And finally, we share the same values as well.  SendGrid has their Four Hs, and we have our Nine Things.  But at the core - the individual values share a lot of the same concepts - a devotion to customer success, humility, and honesty.  This shared culture was key in our consideration leading up to this deal.  To all of the Gridders listening in today - I look forward to meeting you over the coming months.  I believe this is going to be an amazing combination, and I can’t wait to see what we can build together.

So what does the future look like?  SendGrid will continue to run as an independent unit with the existing management team intact, and Sameer leading the way.  We’re excited to add the SendGrid talent to the Twilio family.  SendGrid’s business is working quite well, and we have no intention of disrupting that motion.  There are also a number of areas where we see significant revenue and go-to-market opportunities - like energizing the combined developer communities and cross-selling across both organizations.

So with the same mission, the same model and the same values, the power of this combination is obvious.  We are the leading cloud communications platform - powering voice, messaging, video and more - and by adding the leading email API provider as well, we can accelerate our mission to Fuel the Future of Communications.

Sameer, let me turn the call over to you.

Sameer Dholakia, SendGrid CEO

Thanks Jeff

This is indeed an amazing day for SendGrid customers, employees, and shareholders.  Our vision has always been to be the world’s most trusted customer communications platform.  I couldn’t be more excited as we work towards combining our companies to solve even more problems for our customers.  Email is a vitally important communications channel for customers around the world.  And when combined with Twilio’s platform, the opportunities for collaboration across our product lines and cross-selling throughout both customer bases are tremendous.

This combination can allow us to fulfill our vision significantly faster than we could have accomplished by ourselves.  I’d like to thank all the Gridders for all of your hard work to get us to this point in our story of which I’m so proud, and I believe this next chapter will be even more exciting.  We’ve also been humbled to serve our more than 74,000 customers - thank to you for the trust you have placed in us thus far in our journey.  I believe our newly combined company can enable you to be even more successful driving engagement and growth with your end customers.  I echo Jeff’s sentiment - I can’t wait to see what we can build together.

Now, let me hand the call over to Lee.

Lee Kirkpatrick, Twilio CFO

Thank you Sameer.  We are all excited as well.

Under the terms of the definitive agreement, Twilio will acquire SendGrid for approximately $2 billion dollars.  This will be an all-stock transaction at an exchange ratio of .485 Twilio shares per SendGrid share.  This equates to approximately $36.92 per share for SendGrid shareholders based on today’s closing prices.  The acquisition is currently expected to close in the first half of 2019.

Our two companies have a powerful financial profile.  If you annualize the Q2 2018 Non-GAAP results for both companies, you get revenue of $734 million dollars, gross margin of 59%, and an operating profit of $18 million dollars.

As Greg mentioned earlier, we will not be providing updated guidance at this point for either company’s Q3 results, or what the combination will look like at closing.  Both companies will report their Q3 earnings as regularly scheduled.

I will point out that business remains very healthy at both Twilio and SendGrid - as part of the announcement today, both companies have communicated that they have exceeded the guidance presented as part of their respective Q2 earnings cycle.

You should expect our priorities to remain the same.  We are focused on revenue growth rather than operating margin expansion, given the tremendous opportunity ahead of us.  Our goal will be to create revenue synergies.  There is an opportunity for cross-selling across both customer bases, and applying best practices from our go-to-market teams.

Just note, that it will take some time to put these plans in motion.  It is not our goal to create expense synergies, as any savings would be reinvested in supporting the growth of the combined entity.

We will present combined guidance upon closing.  We encourage you to review SendGrid’s most recent public results and financial guidance, including their comments regarding their long-term outlook.

And with that, I’d like to open up the call for questions.